Exhibit 99.E.8

etrials Worldwide, Inc.

Executive Bonus Agreement

This Executive Bonus Agreement (“Agreement”) is entered into as of [date], 2009, by and between etrials Worldwide, Inc., a Delaware corporation (the “Corporation”), and [__________], [__________] of the Corporation (the “Employee”).

In consideration of the mutual promises set forth below, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.           Bonus Criteria:  Unless an Acceleration Event occurs, the Employee will become eligible to receive a bonus in cash and Shares (as defined below) in 2009 (the “Bonus”) only if the Corporation’s fiscal year 2009 earnings before interest, taxes, depreciation and amortization are a deficit of no more than $________ (the “EBITDA Threshold”).  Except as set forth in Paragraph 5, Employee’s Bonus, if any, will be no more than $_____, based on the value of the Shares set forth below.  The Corporation shall pay half of any Bonus in immediately available U.S. dollars not to exceed $_____ and half in Shares (as defined below), not to exceed _____ Shares (calculated based on the price per share of the Corporation’s Common Stock as quoted on NASDAQ as of the close of trading on February 23, 2009, of $0.69 per share).  Except as set forth in Paragraph 4, the Corporation must pay all Bonus payments no later than March 15, 2010.

2.           Restricted Stock Grant.  On the date of this Agreement, the Corporation shall grant the Employee _____ shares of Common Stock of the Corporation (the “Shares”).  The Shares granted under this Agreement are Restricted Shares as defined in, and are governed by, the 2005 Performance Equity Plan (the “Equity Plan”) and are subject to forfeiture in accordance with the provisions of the Equity Plan.  The Employee’s rights to the Shares and Retained Distributions (as defined in the Equity Plan), if any, with respect to the Shares, will vest when the Committee determines whether the Corporation has achieved the performance conditions under Paragraph 3.  Any Shares and Retained Distributions that do not vest will be forfeited to the Corporation, and the Employee will not thereafter have any rights with respect to such Shares and Retained Distributions that have been so forfeited.

3.           Performance Conditions.

a.            If the Corporation achieves the EBITDA Threshold, the Committee shall award the Bonus as follows:

[__________].

b.            “Target Percentage” means the percentage, capped at 100%, calculated by dividing the Corporation’s actual result for a given metric, as reflected in the Corporation’s books and records, by the applicable Target Metric set forth below.  “Target Metric” means the applicable fiscal year 2009 financial goals set forth below in subparagraphs (__) through (__).  The Committee may only award the portion of the Bonus associated with a specific Target Metric if the Target Percentage for that Target Metric equals or exceeds 80%.  The Target Metrics are as follows:

[__________].

4.           Acceleration Event.

a.            If an Acceleration Event occurs, (i) the Corporation shall pay the Employee, in immediately available U.S. dollars, 100% of the then-unpaid portion of the Bonus and (ii) Employee’s rights to then-unvested Shares or the Retained Distributions with respect to the then-unvested Shares will vest immediately and automatically.  The Corporation must pay any amounts owed under this Paragraph 4 within 30 days after the Employee’s termination.

b.            “Acceleration Event” occurs if a Change in Control of the Corporation closes or is consummated in 2009 and, within 180 days of the closing of the event that effected the Change in Control, either (i) the surviving entity terminates the Employee’s employment with the Corporation for any reason other than Cause or (ii) Employee terminates his employment for Good Reason upon delivery of written notice to the surviving entity, specifying the grounds constituting Good Reason.

c.            “Change in Control” shall be deemed to occur if (i) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation 13D thereunder) of 50% or more of the outstanding shares of common stock is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Act), but excluding the Corporation and any employee benefit plan sponsored or maintained by the Corporation; (ii) a capital reorganization, merger or consolidation involving the Corporation closes or is consummated, unless (A) the transaction involves only the Corporation and one or more of the Corporation’s parent corporation and wholly-owned (excluding interests held by employees, officers and directors) subsidiaries, or (B) the shareholders who had the power to elect a majority of the board of directors of the Corporation immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; or (iii) the sale of all or substantially all of the Corporation’s assets to another corporation, person or business entity closes or is consummated.

d.            “Cause” has the meaning given that term in the Employment Agreement made and entered into as of [_____], 2008, by and between etrials, Inc. and Employee.

e.            “Good Reason” means the occurrence of any of the following without Employee’s consent:

i.	Employee’s base salary is materially reduced;

ii.	Employee is transferred to a job location that is more than 50 miles (by most direct highway route) from the Corporation’s current principal place of business;

iii.	the surviving entity materially breaches the terms of Employee’s employment agreement; or

iv.
Employee’s operating responsibilities with the surviving entity are a material reduction from his responsibilities with the Corporation.  However, for purposes of this paragraph, none the following occurrences, on its own, constitutes a material reduction in responsibilities:

1.	if the Corporation becomes a subsidiary or operating division or segment of another entity;

2.	if the Corporation ceases to be a reporting company under the Securities Exchange Act of 1934; or

3.	if Employee no longer reports directly to the Chief Executive Officer.

f.            Other than as specifically provided in this Executive Bonus Agreement with respect to Employee’s Bonus after an Acceleration Event, the terms Employee’s Employment Agreement remain in full force and effect.

5.           Salary Adjustment.  If Employee’s annual base salary is greater than $_____ on the payment date of the Bonus, then Employee’s potential Bonus will increase by an amount equal to __% of the difference between Employee’s annual base salary on the payment date of the Bonus and $_____, with such additional amount payable according to the terms of this Agreement, except that the Committee may pay the Additional Bonus in immediately available U.S. dollars or Shares as it determines in its sole discretion.

6.           Bonus Plan Governs.  The terms and conditions of the 2008 Executive Incentive Bonus Plan govern this Agreement.  Any capitalized term not defined in this Agreement has the definition given that term in the Bonus Plan.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Executive Bonus Agreement as of the day and year set forth above.

CORPORATION:
etrials Worldwide, Inc.

By: ____________________________
Name: __________________________
Title: ___________________________

EMPLOYEE:

_______________________________
__________
__________